

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via E-mail
Marianne Lake
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

      Re: JPMorgan Chase & Co.
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 28, 2013
            Form 10-Q for Quarter Ended March 31, 2013
            Filed May 8, 2013
            File No. 001-05805

Dear Ms. Lake:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business – Supervision and regulation, page 1

Powers of the FDIC upon insolvency of an insured depository institution of the Firm, page 6

1.   We note your statement that the FSA has recently issued a proposal that may require the Firm to either obtain equal treatment for U.K depositors or "subsidiarize" in the U.K. It is not clear whether the equal treatment refers to U.K depositors being treated the same as U.S depositors; U.K depositors having priority over public noteholders; or equal treatment in some other sense. Please explain. Additionally, explain the meaning of "subsidiarize" in the U.K.

Management's Discussion and Analysis

Capital Management, page 116

Regulatory capital, page 117

2.   We note that you attribute the increase in risk-weighted assets ("RWA) during 2012 to growth in the Firm's assets as well as an adjustment to reflect regulatory guidance regarding a limited number of market risk models used for certain positions held during the first half of 2012, including the synthetic credit portfolio. We further note that the adjustment to RWA decreased substantially in the fourth quarter of 2012 as a result of regulatory approval of certain market risk models and a reduction in related positions. Please provide us with a more thorough explanation of the referenced regulatory adjustments. Please also consider providing a RWA rollforward in your future filings that separately quantifies changes in book size, book quality, and model changes by risk-weighted asset type, if possible.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurement, page 196

Credit adjustments, page 212

3.   We note that you record credit valuation adjustments ("CVA") to reflect counterparty credit risk in the valuation of derivative assets as well as debit valuation adjustments ("DVA") to reflect your own credit risk in the valuation of derivative and other liabilities measured at fair value (e.g., structured notes). We also note your disclosure that the methodology to determine your DVA adjustment is generally consistent with CVA and incorporates your own credit spread as observed through the credit default swap ("CDS") market. Given the volatility of these adjustments due to the tightening/widening of your own credit spreads and changes in counterparty credit quality, we believe that the models and significant assumptions used to determine these adjustments should be disclosed. Accordingly, please revise your future filings to describe the models and significant assumptions used to determine both your CVA and DVA. Please also clarify whether there are any differences in how DVA is calculated for your derivatives as compared to your structured note liabilities.

Note 4 – Fair Value Option, page 214

4.   We note that you have elected the fair value option for your structured notes and that such notes are classified within Deposits, Other borrowed funds, or Long-term debt. We further note that the derivatives embedded within these notes are the primary driver of risk and may have a significant impact on the fair value of such notes. Please revise your future filings to include a tabular presentation of your structured note products segregated

by both balance sheet classification (e.g., Deposits, Other borrowed funds, or Long-term debt) and by the specific risk components to which the value of such notes are linked (e.g., equity, foreign currency exchange rates, interest rates, credit).

Note 17 – Goodwill and other intangible assets, page 291

Mortgage servicing rights, page 292

5.   Please address the following with respect to your tabular disclosure of your mortgage servicing rights ("MSR") activity on page 293 as well as your related discussions on pages 84-85:

- Your discussions on pages 84-85 appear to be separating the components of mortgage servicing revenue between operating revenue and risk management revenue. Consider revising this section in future filings to more transparently identify your purpose and how you delineate between these two types of mortgage servicing revenues. As part of this discussion, clearly identify how you compute the amounts labeled as "Changes in MSR asset fair value due to modeled amortization," including the assumptions used.

- On a related note, it appears that you began using the term "modeled amortization" to refer to your modeled servicing portfolio runoff (or time decay) beginning in 2011. Please confirm that this line item represents the collection/realization of servicing cash flows over time and clarify whether a prepayment assumption is built into this number or quantified separately. Please also revise your future filings to clarify your use of the term "modeled amortization" as we note this term may be confusing to readers given that you have elected to account for your MSRs using the fair value measurement method as opposed to the amortization method pursuant to ASC 860-50-35-1.

- We note that the line item "Other changes in valuation due to inputs and assumptions" represents the aggregate impact of changes in model inputs and assumptions (including costs to service, home prices, mortgage spreads, ancillary income, and assumptions used to derive prepayment speeds) as well as changes to the valuation models themselves. To the extent that there are multiple factors affecting the valuation, and particularly when potentially offsetting changes in the valuation occur, the amounts due to the various factors should be separately discussed and quantified. Please revise your future filings accordingly.

- Please revise your future filings to clarify where prepayment assumptions are presented in your table. For example, it would appear that the line item "Changes due to market interest rates" would include the impact of interest rate changes on estimated prepayment speeds; however, it also appears that the "Other changes in valuation due to inputs and assumptions" line item includes a component related prepayment speed assumptions. Clearly identify how the impact of prepayment speed assumptions is split between these two line items.

Form 10-Q for Quarterly Period Ended March 31, 2013

Notes to Consolidated Financial Statements

Note 5 – Derivative instruments, page 109

6.   We note that you have separately presented $18.8 billion of derivative receivables and
        $16.5 billion of derivative payables in your tabular disclosure on pages 112-113 and have
        excluded such derivatives from your table on page 114. Your basis for excluding these
        derivatives from your gross derivatives balances is somewhat unclear given that you refer
        to these as "derivative receivables/payables not nettable under U.S. GAAP". Your
        disclosure preceding the tables on pages 112-113 indicates that these derivatives have
        been separately presented due to the fact that legal opinions have not been either sought
        or obtained. Please clarify whether the lack of a legal opinion means that the master
        netting agreements are not "enforceable" and therefore such derivatives are not within the
        scope of the guidance of ASC 210-20-50-1(d). If so, please revise your disclosure in
        future filings to clarify this fact and describe any common features or counterparties to
        these types of derivative contracts where you do not have "enforceable" master netting
        arrangements. If the master netting agreements have been determined to be legally
        enforceable but the amounts have not been netted in the financial statements because
        other GAAP requirements have not been met, please tell us why these amounts have not
        been included in the amounts required to be disclosed by ASC 210-20-50-3(a) and
        (c). As a related matter, please tell us how you considered the guidance in paragraphs
        15-16 of ASC 210-20-55 which requires the information in ASC 210-20-50-3(c) – (e) to
        be grouped by type of instrument or by counterparty since your disclosure on page 114
        appears to provide this disclosure on an aggregate basis.

Note 12 – Securities financing activities, page 127

7.   Consistent with comment 6 above, it appears that you have excluded certain amounts that
        were not netted in your financial statements from the beginning "net asset/liability
        balance" in the tables on the bottom of pages 127-128. Your disclosure indicates that
        $11.0 billion in resale agreements and $9.9 billion in repurchase agreements were
        excluded from these disclosures as such agreements were "not nettable under U.S.
        GAAP". Again it is not clear whether you have determined that these instruments are not
        within the scope of the guidance in ASC 210-20-50-1(d) since they are not subject to
        legally enforceable master netting arrangements, or whether they have been excluded
        simply because they do not meet other GAAP offsetting requirements.   Please clarify
        your basis for us, and to the extent that the exclusion is due to the fact that you have not
        determined they are subject to legally enforceable master netting arrangements, please
        tell us whether there are any common features or counterparties to these types of
        contracts which are not subject to "enforceable" master netting arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director